UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATARA BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

046513107

(CUSIP Number)

January 24, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046513107

1)	Names of reporting persons. AMGEN INC.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 550,384
	6.	Shared voting power 853,117(1)
	7.	Sole dispositive power 550,384
	8.	Shared dispositive power 853,117(1)
9)	Aggregate amount beneficially owned by each reporting person 1,403,501
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 4.9% (2)
12)	Type of reporting person (see instructions) CO

(1)	Represents shares of Issuer common stock held directly by Amgen Investments Ltd., an indirect wholly owned subsidiary of Amgen Inc.
(2)	Based on 28,860,635 shares of Issuer common stock outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2016.

1)	Names of reporting persons. AMGEN INVESTMENTS LTD.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 853,117
	7.	Sole dispositive power 0
	8.	Shared dispositive power 853,117
9)	Aggregate amount beneficially owned by each reporting person 853,117
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 3.0% (1)
12)	Type of reporting person (see instructions) OO

(1)	Based on 28,860,635 shares of Issuer common stock outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2016.

ITEM 1.

(A) NAME OF ISSUER:

Atara Biotherapeutics, Inc.

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

611 Gateway Blvd., Suite 900, South San Francisco, California 94080

ITEM 2.

(A) NAME OF PERSONS FILING:

Amgen Inc., a Delaware corporation

Amgen Investments Ltd., a Bermuda corporation

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Amgen, Inc: One Amgen Center Drive, Thousand Oaks, California 91320-1799

Amgen Investments Ltd.: Canon’s Court, 22 Victoria Street, P.O. Box 1624, Hamilton, HM EX, Bermuda

(C) CITIZENSHIP:

Amgen Inc.: Delaware, U.S.A.

Amgen Investments Ltd.: Bermuda

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value

(E) CUSIP NUMBER:

046513107

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13G are incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

AMGEN INC.

By:	/s/ David A. Piacquad
	Name:	David A. Piacquad
	Title:	Senior Vice President, Business Development

AMGEN INVESTMENTS LTD.

By:	/s/ David A. Piacquad
	Name:	David A. Piacquad
	Title:	Senior Vice President, Business Development

Exhibit Index

No.	Description

1	Joint Filing Agreement